Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented under IFRS. The ratios of earnings to fixed charges for the periods presented under US GAAP do not differ significantly.

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Ratio of earnings to fixed charges	(1)	(1)	5.1x	1.1x	1.6x	1.3x	1.1x

(1)	IFRS information is not required to be presented for these periods.

In calculating the ratio of earnings to fixed charges, earnings consist of profit from continuing operations before tax plus fixed charges. Fixed charges consist of finance charges, amortization of debt issuance costs and one-third of operating lease rental expense (deemed representative of that portion of rental expense estimated to be attributable to interest). This table provides the calculation of the ratio of earnings to fixed charges:

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(audited)					(unaudited)
	(in thousands, except ratios)
Earnings:
Profit from continuing operations before tax	(1)	(1)	£62,986	£5,515	£22,828	£2,537	£780
Fixed charges	(1)	(1)	15,500	39,372	38,072	9,896	11,143

Total earnings	(1)	(1)	£78,486	£44,887	£60,900	£12,433	£11,923

Fixed charges:
Interest	(1)	(1)	£5,040	£28,065	£28,547	£7,026	£8,356
Amortization of debt issuance costs	(1)	(1)	26	1,024	1,028	256	365
Interest component of rent expense	(1)	(1)	10,434	10,283	8,497	2,614	2,422

Total fixed charges	(1)	(1)	£15,500	£39,372	£38,072	£9,896	£11,143

Ratio of earnings to fixed charges	(1)	(1)	5.1 x	1.1 x	1.6 x	1.3 x	1.1 x

(1)	IFRS information is not required to be presented for these periods.